Exhibit 12.7

Illinois Power Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$61,813	$4,970
Add- Taxes based on income	41,694	4,746

Net income before income taxes	103,507	9,716
Add- fixed charges:
Interest on short-term and long-term debt (1)	73,442	91,143
Estimated interest cost within rental expense	1,201	701
Amortization of net debt premium, discount, and expenses	3,275	8,922

Total fixed charges	77,918	100,766

Earnings available for fixed charges	181,425	110,482

Ratio of earnings to fixed charges	2.32	1.09

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,721	2,294
Adjustment to pretax basis	1,161	2,191

	2,882	4,485

Combined fixed charges and preferred stock dividend requirements	$80,800	$105,251

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.24	1.04

(1)	Includes FIN 48 interest expense